February 26, 2020

Yulin Wang
Chief Executive Officer
Kingsoft Cloud Holdings Limited
Kingsoft Tower, No. 33
Xiao Ying West Road, Haidian District
Beijing, 100085, the People's Republic of China

       Re: Kingsoft Cloud Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 14, 2020
           CIK No. 0001795589

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 6, 2020 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors
Risks Relating to Our Business and Industry
Our business is subject to natural disasters, extreme weather conditions, health epidemics . . ., page 22

1. We note you expect that the COVID-19 outbreak may have a negative impact on demand for your products and solutions if it harms the Chinese or world economy generally, or otherwise harms the business of your customers. Please expand the risk factor to discuss the reasonably likely known effects of the outbreak on your business operations as a result
 Yulin Wang
Kingsoft Cloud Holdings Limited
February 26, 2020
Page 2
       of most of your employees being located in China. To the extent material, address the expected impact on your financial condition and results of operations for fiscal year 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018,
page 101

2.     We note your revised disclosure in response to prior comment 3 that:

           the increase in your public cloud services revenues was "primarily" driven by increased average revenues per Public Cloud Service Premium Customer and, "to a
           lesser extent," an increase in the number of Public Cloud Service Premium
           Customers; and

           the increase in your enterprise cloud services revenues was "primarily" driven by an increase in the number of Enterprise Cloud Service Premium Customers and, "to a
           lesser extent," increased average revenues per Enterprise Cloud Service Premium
           Customer.

       Please clarify the extent to which each factor contributed to growth in revenues by quantifying such information. In this regard, it appears that the increase in average revenues per Public Cloud Service Premium Customer represented the substantial majority of the increase in public cloud services revenues for the nine months ended
       September 30, 2019 and the fiscal year ended December 31, 2018. Refer to
Section III.D
       of SEC Release No. 33-6835.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202)
551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameYulin Wang
                                                            Division of
Corporation Finance
Comapany NameKingsoft Cloud Holdings Limited
                                                            Office of
Technology
February 26, 2020 Page 2
cc:       Li He, Esq.
FirstName LastName